Exhibit 12
SOUTHERN NATURAL GAS COMPANY, L.L.C.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(IN MILLIONS, EXCEPT FOR RATIO)

	FOR SIX MONTHS ENDED
	JUNE 30,
	2011	2010
Earnings
Income from continuing operations	$139	$136
Income from equity investee	(7)	(7)

Income from continuing operations before income from equity investee	$132	$129

Fixed charges	35	34
Distributed income of equity investee	5	7
Allowance for funds used during construction	(1)	(1)

Totals earnings available for fixed charges	$171	$169

Fixed charges
Interest and debt expense	$35	$34

Total fixed charges	$35	$34

Ratio of earnings to fixed charges	4.9	5.0

For purposes of computing these ratios, earnings means net income before:
- income from equity investees, adjusted to reflect actual distributions from equity investments; and
- fixed charges;
less
- allowance for funds used during construction.

Fixed charges means the sum of the following:
- interest costs;
- amortization of debt costs; and
- that portion of rental expense which we believe represents an interest factor.